Rec'd 1/4/08

08025303

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JAN 4 2008

SEC FILE NUMBER
8-47824

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TD Professional Execution, Inc.

OFFICIAL SEAL
M CHARL D PIERSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-11-11

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, Suite 688
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William D'Anna — (312) 244-2504
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 29 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

0711-0882342

OATH OR AFFIRMATION

I, William D'Anna, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of TD Professional Execution, Inc. (the Company) as of October 31, 2007, are true and correct. I further affirm that neither the Company nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

William D'Anna
Chief Financial Officer

Notary Public

OFFICIAL SEAL
MICHAEL D PIERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/11

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplemental Report on Internal Control

STATEMENT OF FINANCIAL CONDITION

TD Professional Execution, Inc.
October 31, 2007
With Report of Independent Auditors

0711-0882342

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2007

Contents

0711-0882342

Report of Independent Auditors

The Stockholder
TD Professional Execution, Inc.

We have audited the accompanying statement of financial condition of TD Professional Execution, Inc. as of October 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Professional Execution, Inc. at October 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
December 20, 2007

TD Professional Execution, Inc.

Statement of Financial Condition

October 31, 2007

Assets	
Cash	$ 389,028
Receivable from clearing broker	9,461,870
Equity securities owned	10
Floor brokerage receivables	5,612,845
Deferred tax asset	174,800
Other assets	464,719
Other assets – affiliate	66,359
Total assets	$ 16,169,631
Liabilities and stockholder's equity	
Equity securities sold, not yet purchased	$ 16,530
Derivative contracts sold	1,640
Accounts payable and other liabilities	2,651,629
Accounts payable and other liabilities – affiliate	17,480
Pension and postretirement benefit obligations	55,324
Due to Parent	480,669
Total liabilities	3,223,272
Common stock (par value $0, 10,000 shares authorized, 1,000 shares issued, and 1,000 shares outstanding)	–
Additional paid-in capital	7,806,348
Retained earnings	5,140,011
Total stockholder's equity	12,946,359
Total liabilities and stockholder's equity	$ 16,169,631

See accompanying notes.

1. Organization and Significant Accounting Policies

Nature of Operations

TD Professional Execution, Inc. (TDPE or the Company) was organized under the laws of the state of Illinois on September 3, 1993. On March 1, 2002, TD Securities (USA) LLC (the Parent) acquired Rom-Bo, an options execution firm, for approximately $12.6 million and renamed it TD Professional Execution. TD Securities (USA) LLC is a wholly owned subsidiary of TD Holdings II Inc., which is a wholly owned subsidiary of Toronto Dominion Holdings (U.S.A.), Inc., which is a wholly owned subsidiary of The Toronto-Dominion Bank (TD Bank).

The Company is a registered broker-dealer, and its primary business function is the execution of equities, options, and futures transactions on behalf of other broker-dealers, including affiliates.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions and related revenues and expenses are recorded on a trade-date basis. Equity securities owned and equity securities sold, not yet purchased consist of equities and are stated at fair value. Fair value is based on listed market prices. Equity securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the equity securities sold short at prevailing market prices in the future to satisfy these obligations. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or repledge the securities subject to certain limitations.

Income Recognition

Customer transactions are accrued for on a trade-date basis as transactions occur.

Fair Value of Financial Instruments

Equity securities owned and equity securities sold, not yet purchased are reflected at fair value in the statement of financial condition. Financial instruments carried at cost, which approximates fair value, on the statement of financial condition include cash, floor brokerage receivables, and receivable from clearing broker.

1. Organization and Significant Accounting Policies (continued)

Derivative Contracts

The Company has entered into derivative contracts (derivatives) in connection with customer services provided, not proprietary trading. Derivatives include options and futures contracts and are recorded at fair value. Fair values are based on quoted market prices.

Receivable From, and Payable to, Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company may obtain short-term financing from the clearing broker from whom it can borrow on an uncommitted basis subject to collateral maintenance requirements.

Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, Toronto Dominion Holdings (U.S.A.), Inc. arranges for the payment of U.S. federal income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from Toronto Dominion Holdings (U.S.A.), Inc. based upon its U.S. federal tax liability calculated as if it were to file a separate tax return. TDPE files a combined state and local income tax return with its Parent.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 109 (FAS 109), *Accounting for Income Taxes.*

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

1. Organization and Significant Accounting Policies (continued)

Retirement Plan

The retirement plan consists primarily of contributions made by the Company to the defined-benefit pension plan sponsored by TD Bank. The Company receives periodic expense allocations from TD Bank related to this pension plan based on headcount. The expense amounts are deducted from the retirement plan liability.

2. Agreement With Clearing Broker

The Company conducts business with one clearing broker that is a member of a major securities exchange. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of the broker. A significant portion of assets and liabilities of the Company reflected on the statement of financial condition are positions with, and amounts payable to, this broker.

3. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into various transactions involving derivative contracts and other off-balance sheet instruments. The Company primarily executes exchange-traded equities, futures, and option contracts on behalf of its clients, substantially all of which are broker-dealers, including affiliates. As part of this execution activity, the Company may maintain minimal proprietary positions in these financial instruments. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. Commissions on the majority of these execution activities are received through the clearing broker or directly from the client.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The execution services are executed through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements. Thus, these execution services expose the Company to credit risk associated with nonperformance of the clearing broker and other broker-dealer counterparties. The credit risk is limited to the amount of receivable from clearing broker and floor brokerage receivable recorded on the statement of financial condition. The Company conducts business with one bank and one clearing broker-dealer located in the United States. All other counterparties are U.S. based except for a few affiliates based in Canada.

3. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Proprietary positions in derivative contracts are valued at fair value. The fair value of derivative contracts at October 31, 2007, consisted of the following:

	Assets	Liabilities
Options	$ –	$ (1,640)
	$ –	$ (1,640)

These derivative contracts expose the Company to market and credit risk that may be in excess of the amounts recorded in the statement of financial condition. Market risk arises due to fluctuations in market prices that may result in changes in the values of the financial instruments. The Company attempts to control its exposure to market risk arising from the derivative contract positions through various analytical monitoring techniques. The Company's exposure to credit risk associated with counterparty nonperformance on derivative contracts is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing option transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at October 31, 2007, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to October 31, 2007. To manage this market risk, the Company may hold securities which can be used to settle these obligations and monitors its market exposure daily, adjusting positions as deemed necessary.

4. Benefit Plans

TD Bank sponsors a noncontributory, defined-benefit pension plan which covers full-time employees of the Company and TD Bank between the ages of 21 and 65. The cost of pension benefits for eligible employees measured by length of service, compensation, and other factors is currently being funded through a trust established under the plan. Funding of retirement costs for the plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

4. Benefit Plans (continued)

TD Bank also provides postretirement medical, dental, and life insurance under a postretirement plan, which covers full-time employees of the Company and TD Bank upon reaching normal retirement age.

TD Bank also sponsors a defined-contribution 401(k) plan, which covers full-time employees of the Company and TD Bank. Under the plan, employee contributions are partially matched by the respective subsidiary of TD Bank.

5. Transactions With Affiliates

Edge Trading Systems LLC (Edge), an affiliate, provides technology support services to the Company. The expense allocated from Edge for these services for the year ended October 31, 2007, was $2,157,899, of which $66,359 is recorded in other assets – affiliate on the statement of financial condition.

The Company shares certain facilities with affiliates and is allocated costs for shared services. The most significant of these costs are for finance, compliance, and legal work for which the Company incurred $235,992 from its affiliates, of which $17,480 is included in accounts payable and other liabilities – affiliate on the statement of financial condition for the year ended October 31, 2007. In addition, the Company shares certain office facilities with affiliates.

In the normal course of its execution business, the Company may hold certain fair-valued derivative contracts overnight, which may constitute guarantees under FASB Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

5. Transactions With Affiliates (continued)

As of October 31, 2007, the maximum payouts for these contracts are limited to the notional amounts of each contract. The notional value of derivative contracts as of October 31, 2007, was $140,000. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of October 31, 2007, are included in derivative contracts liability on the statement of financial condition.

6. Income Taxes

The difference between the Company's effective income tax rate and the federal statutory tax rate is primarily due to state and local taxes. In accordance with FAS 109, the Company has a deferred tax asset relating primarily to the Company's goodwill impairment/amortization and pension plan. The Company recognizes the federal deferred tax benefit associated with such temporary differences as a deferred tax asset on its statement of financial condition. The Company has not recorded an associated valuation allowance because management believes that the Company will recognize the deferred tax asset.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the SEC) and has elected to compute its net capital in accordance with the *Alternative Net Capital Requirement* of this rule. In accordance with such requirements, the Company must maintain net capital in excess of the greater of $250,000 or 2% of aggregate debit items, as defined. At October 31, 2007, the Company had net capital, as defined, of $8,066,467 which was $7,816,467 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the Uniform Net Capital Rule of the SEC.

END